NU-MED PLUS, Inc.

455 E 500 S Suite 205

Salt Lake City, Utah 84111

February 11, 2013

Brian Soares, Esq.

Russell Mancuso, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Room 4561

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Nu-Med Plus, Inc.

Amendment No. 2 Registration Statement on Form 10

Filed January 29, 2013

File No. 000-54808

Dear Mr. Soares:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your letter dated February 7, 2013, are quoted below and are followed in each case by the Company’s response thereto.

Products, page 4

Comment No. 1

Please reconcile your disclosure added in response to prior comment 1 regarding merely having to prove delivery of the appropriate dose and purity with your disclosure on page 7 regarding substantial equivalence.

Response

We have modified the disclosure to use the “substantial equivalence” language in both spots.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 19

Comment No. 2

Please address that part of prior comment 4 regarding disclosing, if true, the individuals’ role as CEO and vice president of Reflect Scientific.

Response

The individual’s titles have been added.

Common Stock, page 21

Comment No. 3

Your response to prior comment 5 indicates that the directors can “only” modify shares before issuance; however, your Articles of Incorporation do not appear to contain the term “only.” Also, your response appears to indicate that state law requires that the Articles of Incorporation provide the rights of the shares; however, the number of votes per shares of your common stock appears to be provided in your bylaws and not in your Articles of Incorporation. Please expand your response to clarify how including the number of votes per share in your bylaws and not your Articles of Incorporation is consistent with the state you law you cite. Also, given the absence of the term “only” from the relevant portions of your Articles of Incorporation, please provide us support for your conclusion that the board cannot amend the first sentence of section 2.11 of your bylaws.

Response

We have amended the bylaws to make it clear the directors cannot change the voting rights of shares once issued. The revised bylaws are attached to the new filing.

Comment No. 4

We note that, in response to prior comment 6, you have revised your disclosure to reflect that your Articles of Incorporation refer only to Section 61-6-12 of the Utah Code, the provision of the code that appears to address dissenter’s rights. However, your disclosure also continues to indicate that you would not be subject to other provisions of the Control Share Acquisitions Act, like the provision in Article 61-6-10, even though your Articles of Incorporation do not provide an exemption from those sections. Please reconcile.

Response

We have modified the disclosure to address only Article 61-6-12.

Additionally, the Company acknowledges that:

o

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or need additional information, please let me know.

Sincerely,

NU-MED PLUS, INC.

/s/ Jeffrey L. Robins

Jeffrey L. Robins, CEO